We Solar Inc.

Regulation Crowdfunding Form C-AR

2022

Table of Contents

Name of Company [1]

[Name of Company] We Solar Inc. ("The Company", "WeSolar," "the Issuer")

Address: 2 Wisconsin Circle, Suite 700, Chevy Chase, MD 20815

Website: WeSolar.energy

Number of Employees: 2

State of Jurisdiction: Maryland

Date of Inception: July 21, 2020

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,

2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

DocuSigned by:

Kristal Hansley

09DE76C6E42A421...

Kristal Hansley

CEO

[Signature]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Directors [4]

[Provide the following for each director: full name, dates of board service at the Company, principal occupation and prior three years of business experience]

Full Name: Ron Mitchell	**Current Position and title:** Co-Founder and CEO of Humanity Health	**Dates of Board Service:** June 19, 2020 - present	**Principal Occupation:** CEO of Humanity Health
Other Position at Issuer: Not applicable		**Period of time:** Not applicable	
Business Experience in the Previous Three Years:			
Previous Employer: Humanity Health	**Year Title:** Co-Founder and CEO (March 2021 - present)	**Principal Business of the Employer:**Career Acceleration and Talent sourcing	
Previous Employer: Low Post Ventures	**Year Title:** Managing Partner (September 2005 - present)	**Principal Business of the Employer:**Strategic advising, financial analysis and development in EdTech and WorkForce Tech	

Full Name: Tamara Toles O'Laughlin	**Current Position and title:** President and CEO of Environmental Grantmakers Association	**Dates of Board Service:** June 19, 2020 - present	**Principal Occupation:** CEO of Environmental Grantmakers Association
Other Position at Issuer: Not applicable		**Period of time:** Not applicable	
Business Experience in the Previous Three Years:			
Previous Employer: Environmental Grantmakers Association	**Year Title:** President and CEO (June 2021 - present)	**Principal Business of the Employer:** Environmental Grantmaking	
Previous Employer: Climate Critical Earth	**Year Title:** Founder (January 2021 - present)	**Principal Business of the Employer:** Support and educational services for environmental advocates	
Previous Employer:350.org	**Year Title:** North America Director (March 2019 - February 2021)	**Principal Business of the Employer:**Environmental advocacy: non profit group	

Full Name: Kristal Hansley	**Current Position and title:** Chairman	**Dates of Board Service:** June 19, 2020 - present	**Principal Occupation:** Founder and CEO
Other Position at Issuer: Not applicable		**Period of time:** Not applicable	
Business Experience in the Previous Three Years:			
Previous Employer: WeSolar Inc	**Title:** Founder & CEO (June 2020 - present)	**Principal Business of the Employer:** Community solar acquisition and development	
Previous Employer: Neighborhood Sun	**Title:** Advisor to CEO (May 2020 - September 2020)	**Principal Business of the Employer:** Solar power generation	
Previous Employer: Neighborhood Sun	**Title:** Director of Government and Community Relations (January 2018 - May 2020)	**Principal Business of the Employer:** Solar Power generation	

Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Full Name: Kristal Hansley	**Current Position and title:** President and CEO; Chairman of the Board	**Dates of Board Service:** June 19, 2020 - present	**Principal Occupation:** Founder, President and CEO	**Other Employer:** Not applicable
Other Position at Issuer: Not applicable		**Period of time:** Not applicable		
Business Experience in the Previous Three Years:				
Previous Employer: Neighborhood Sun	**Title:** Advisor to CEO (May 2020 - September 2020)	**Principal Business of the Employer:** Solar power generation		
Previous Employer: Neighborhood Sun	**Title:** Director of Government and Community Relations (January 2018 - May 2020)	**Principal Business of the Employer:** Solar Power generation		

Full Name: Carolyn Hauger	**Current Position and title:** CFO and Board Secretary	**Dates of Board Service:** July 2022-present	**Principal Occupation:** Financial Consultant	**Other Employer:** CMH Strategies, LLC
Other Position at Issuer: Not applicable		**Period of time:** July 22-present		
Business Experience in the Previous Three Years:				

4

Previous Employer: Lion, Inc	Title: CFO	Principal Business of the Employer: Fire Protective gear and firefighting simulation

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of this filing, who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power ("Principal Security Holders").

Owner Name of Holder of Shares	Number and Class of securities Now Held	% of Voting Power Prior to Note Offering	% of Voting Power After Note Offering
Kristal Hansley	89,000 shares of common stock, par value $.001 per share	99%	99%
Annie Quarterman	1,000 shares of common stock par value $.001/share	1%	1%

The Business

Description of Business [7]

[Describe the Company's business and provide a detailed business plan]

WeSolar is a full service Community Solar firm. WeSolar develops, operates and maintains solar farms. WeSolar also provides third-party solar subscription services.

Solution: What makes your business's product a good solution? What market problem is it addressing?

WeSolar provides an alternative solar solution for households via a Community Solar marketplace. This curated marketplace combines a unique mix of organizations that also have environmental, social and governance goals for underrepresented communities. The marketplace consists of all of the Community Solar subscriptions that are available. WeSolar's mission, core values and brand is leveraged to aggregate Community Solar subscribers for developers. WeSolar's value proposition is its marketing and sales technique for acquiring Community Solar offtakers. WeSolar is also originating, developing, owning, and operating community solar projects, which has the potential to generate revenue in multiple ways listed below.

Revenue: How will the Company earn revenue?

WeSolar expects to build, develop, operate, and own Community Solar facilities in MD, IL, and NY. By developing, building, operating and owning community solar facilities, WeSolar anticipates that it could generate revenue from the following activities, including but not limited to: developer fees paid on projects, fees paid to WeSolar for facilitating or arranging engineering, procurement and construction contracts, operations and maintenance fees or asset management fees, and payments from Renewable Energy Certificates generated by projects and Power Purchase Agreements that the Company may enter into. WeSolar has selected these 3 states initially due to already established relationships, government policy, and opportunity. WeSolar is currently in the process of developing an 8MW Community Solar farm in conjunction with the University of Maryland Medical System as the Company's first pilot project. UMMS has contracted with WeSolar to provide revenue of $10K per month for an 18 month time period in support of development work. WeSolar has a signed "anchor" offtake agreement with the University of Maryland Medical System for 10 years.

In addition to developing, WeSolar is a third party aggregator of Community Solar subscriptions. As of this filing, WeSolar has over 100MW in acquisition contracts that are signed. When WeSolar identifies and delivers a subscriber for Community Solar farms that are looking for offtakers of their energy, WeSolar is paid per subscriber delivered. WeSolar has and plans to grow their contracts to deliver these customers with a variety of companies including aggregators of customers, directly with solar developers, among other partners. The Company may in the future expand its business model to generate revenue from aggregating community solar subscriptions by charging a subscriber management fee for their services, and may do so through an up-front as well as an ongoing fee for its services. WeSolar estimates its pipeline as of this filing has a value of over $200 million.

Differentiation: What differentiates the Company from competitors?

Baltimore-based WeSolar is the first Black Woman owned Community Solar company in the country. WeSolar's leadership team and board is highly reputable and skilled in Community Solar, solar development, capital markets, and finance. The firm is well regarded within the industry and community with Founder & CEO Kristal Hansley having over a decade in environmental policy and five years in the community solar field as Director of Government and Community Relations and as Advisor to the CEO of a growing community solar company. WeSolar is uniquely positioned to identify and subscribe LMI offtakers for Community Solar because of the Company's focus on working through local community organizations and network effects. WeSolar has been prominently featured in print and broadcast networks such as CBS, Bloomberg, BET, and Vogue Magazine since its launch on June 19, 2020 which contributes to brand awareness and visibility and supports the Company's ability to attract future business. Within two years, with largely only organic growth, WeSolar built a Community Solar project pipeline that's worth over $200 million.

dc-1132710

Customers: Who is the Company earning revenue from?

WeSolar's revenue sources: (1) third-party customer acquisition contracts (2) Power Purchase agreements.

Currently WeSolar has over 100MW in customer acquisition contracts. WeSolar is paid for each subscriber delivered to an aggregator or other entity looking for subscribers to community solar farms. WeSolar does not handle the ongoing paperwork, maintenance, and other areas associated with long term handling of subscribers to community solar farms.

WeSolar also has corporate clients that are looking to fulfill ESG goals. As a result, WeSolar generates revenue when it signs a long term buyer contract(power purchase agreement) with a corporate buyer who must meet ESG goals. Our first pilot project is in progress – We are currently in the process of developing 8MW of Community Solar for a corporate buyer.

Partners: What partners will help this company earn revenue?

Partners that help WeSolar earn revenue for customer acquisition are local grass-roots organizations and local community leaders who are passionate about the environment and equity goals. These partners provide a source of customers for community solar subscriptions.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable. N/A

WeSolar Inc. is a Maryland Corporation. WeSolar does not have any parent companies or subsidiaries.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

[Summarize (in bold) and then describe each material factor that makes investing in the Company risky]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

[Summarize (in bold) and then describe each material factor that makes investing in the Company risky]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a Note is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Limited operating history

The Company, its subscriber business and its development projects are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in June 2020 has limited revenue history. The revenue generating source from the subscriber acquisition business requires the Company to source and deliver subscribers to generate revenue and is in the early stages of fulfilling the contracts; and there is no guarantee that generating contracts from development of renewable energy projects are not guaranteed since they are still in development. The likelihood of project successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Customer Subscription and Payment Risk

There is a risk that WeSolar Inc would not be able to fill all allotted spaces for our customer acquisition contracts. This would result in a reduction in the amount of revenue anticipated for the company which could cause financial concerns for the company. It can also affect our ability to obtain additional contracts.

Changes to Legislation

WeSolar Inc is a community solar firm that is subject to local, state and federal legislation and regulation. Community solar is a fast growing sector however, new legislations are always being considered and enacted. As a result, unfavorable changes can be made to current community solar programs which would hinder our ability to engage new customers. It cannot be predicted what the specific impacts would be as this is dependent on the type of legislation that is passed.

The Company is subject to legislation and regulation at multiple levels of government - federal, state and local. Regulations are continually being reviewed and occasionally updated by legislation, and the Company expects that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on the industry and the business.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Nascent Industry

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The

Company may not be able to locate this personnel when needed. The Company may make hiring mistakes. If we can't attract or make hiring mistakes, this could adversely affect our business, financial condition, and operating results.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to pay off convertible debt note holders at their maturity. If the Company raises additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Reliance on Contractors

Currently, the majority of WeSolar's work is conducted through contractors or outsourced to other companies. Therefore, the Company's ability to fulfill its contractual obligations is based on the timely and consistent performance of these contractors. There may be events beyond their control that hinders performance which could jeopardize WeSolar operations.

Solar Project delay risk

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers. The Company could then experience delays in their ability to meet targeted commercial operation dates on projects and/or monthly lease payments from building customers that it may enter into. Accounts receivables could be lower than expected and impact the Company's ability to pay Investors.

Liability Prone

The Company is working with values-driven organizations and collaborators to deliver access and affordability to community solar, yet the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced, and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin. The Company may on various projects guarantee that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the company does utilize, to the extent possible, long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the projects or their systems.

Breach of Contract

There is a possibility that there could be a breach of contract associated with projects or subscribers. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if the off-takers of electricity do not pay their PPA payments in a timely manner or at all). Another example might be if other third party vendors, like the installers of solar panels and equipment, could not fulfill their contracts.

Project Uncertainty

While the Company has identified projects to develop, build and operate, the Company has discretion to make changes to the development pipeline and can add additional projects or remove projects as it grows. While the Company has identified a robust pipeline of projects and industry contacts, there is a risk that these projects may have unforeseen issues that will negatively impact the lease payments.

There is a risk that the Company won't be able to identify alternative projects to include in the pipeline due to competition or other reasons, and the total revenues from project developement may be reduced which may impact the company's ability to pay its debt obligations and generate returns. The Company has the right to add new lines of business and new projects in the future. The risks associated with those are unknown, and could result in a negative impact to the ability of the Company to pay its debts. The Company focuses on community solar projects and subscriber acquisition which may incur higher risk than other types of solar or clean energy projects.

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General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect contract payments, and the Company's ability to find quality projects should the Company need to develop additional projects in the future. The Company asset size and project numbers will be community solar initially, at least for the near term future and thus carry lack of diversification risk. The more projects and sources of revenue as the Company adds more projects and funding in the future, the less dependent the Company is on any particular project to ensure it can meet its obligations and growth objectives.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis or fulfill subscriber contracts. . Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Subscribers, Building owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their contractual payments which in turn would impact the Company's to meet its debt obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Refinancing Risk

Because the Company plans to own and operate projects, the Company may need to source additional funds to pay back the financing obligations that it may take on at maturity. If the Company does not have the funds to pay lenders or Noteholders back, the Company could trigger a default.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainable energy industry. The value of the Company's investments will increase, or decrease based on changes in the prices of sustainable energy. The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Note, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Notes offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Notes, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

Limited Upside Potential

With fixed income securities (such as the Notes), there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unless there is a future event that causes these Notes to convert into equity, unlike an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a Noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholder has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets. The Company will not pledge any of its assets to other creditors, so no other creditors will have rights to its assets ahead of the noteholders.

Fixed Income Valuation Risk

While the Company believes that the interest rate on the Notes and other terms are generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is very difficult.

Interest rate risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 5.5% to 6.5% for a similar investment) in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Notes

14

to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are more risky inherently.

Limitations on recourse

There is no guarantee of repayment, or recourse for the note holders against the Company.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes. There are no provisions for investors to collectively pursue repayment of the Notes. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Notes. The Company's offer and sale of the Notes will not be registered under the Securities Act or under any state securities laws. No transfer of the Notes may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Raise Green Compensation

The securities issued as compensation to Raise Green are issued outside of the offering and as a result, increases the Company's leverage and will, if converted, be dilutive.

Subordination Risk

The Notes may be subordinated to other debt obligations of the Company. The Company is not restricted from incurring debt in addition to, or senior to, the Notes.

No Voting Rights

Unless and until converted into equity securities of the Company, the Notes have no voting rights or other rights associated with equity securities of the Company. The Notes are a debt instrument and holders of Subscribed Securities will have no voting rights or other ability to influence any actions of the Company.

No Public Market for Equity Securities

There is no public market for, and the investor may be unable to sell, the equity securities into which the Notes are convertible, and a trading market for the equity securities of the Company may never develop.

Payments for Equity Securities

Unlike a noteholder, an equity investor is not entitled to any specific payment, so the investor must bear the economic risks of its investment for an indefinite period of time.

Restrictions on Transfer of Equity Securities

No transfer of the equity securities into which the Notes are convertible may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

In addition, Rule 144, which permits the resale, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended.

The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity.

Conversion and Valuation Risk

Investors purchasing the Notes may never experience their conversion into Equity. This may occur for a variety of reasons within the Note's maturity date, including but not limited to, the Company not raising a qualified financing equity amount, a change of control, or default.

Convertible Note Valuation for early stage companies with no track record is even more challenging than a simple fixed income note because it requires assessment of the company's growth and ability to raise capital in a relatively short period of time.

Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

Noteholders have no equity ownership in the Company. If the Notes were to convert, Holders may have a minority ownership position and there is no guarantee Holders will have voting rights. Minority shareholders have little to no say in the corporate decision-making process, and if you are not satisfied with the direction of the company as these are private securities and illiquid, you may not have the ability to sell.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities — The Company has the right to issue additional senior or pari passu debt securities that may reduce the available cash to pay debt or in the case where the Notes convert, dilute your holdings.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders; it also may impact cash available to grow the business and obtain equity or other financings which decrease the potential for a conversion of the Note.

A sale of the Company or of assets of the Company — As noted in Appendix 4 (the Subscription Agreement, Terms of the Note\Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

If the sale of the Company occurs after the notes have converted, equity investors may not receive a value they had anticipated.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

See the Terms of the Securities in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights?   No

Are there any limitations on any voting rights?

The holders of the Notes are not entitled to vote on any matters pertaining to the Company. Because the terms of the securities that the Notes will not be known until a Qualified Financing takes place, the securities issued to investors in the Notes may or may not have voting rights in the Company, or liquidation preferences or dividend rights.

Modification of Terms [16]

[Describe any ways in which the terms of the securities may be modified]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

[Language from SEC Guidance on Form C]

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
SAFE	$150,000	$125,000	No	Converts at a 20% discount upon an equity financing for preferred stock. Upon a change in control or a direct listing or an IPO, holder receives the greater of the principal amount or the amount payable with respect to the number of shares of the Company's common stock that would be issued if the principal amount were divided by the price per share in the liquidity event.
Convertible Note	$50,000	$50,000	No	Annual interest rate of 5%/paid at maturity. Converts to equity upon an equity offering of $400,000 or more; Holder may elect to convert to Common Stock or receive full payment upon maturity
Climate Impact Convertible Note	$250,000	$185,500	No	Converts at a 20% discount upon a qualified financing event of $1,000,000. Annual interest rate of 5%. Matures August 11, 2024.

19

Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The rights of the securities being offered will not be materially limited or diluted by the rights of the above securities.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)]

No

The outstanding Convertible Note as described above does not include a valuation cap.

Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings. Noteholders have no ability to influence Company action prior to the conversion of the Notes, and no guarantee that they will have voting rights if converted .

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

The offering price, terms of the convertible note including the valuation cap of the Note have been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. The Company has not relied on finance professionals to make these determinations. While the Company believes the Notes reflect general market trends, investors should understand that the valuations here may not relate to an independent review.

Outstanding Indebtedness [24]

The Company has the following material debt outstanding.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
$50,000	5.0%	October 8, 2023	Annual interest rate of 5%/paid at maturity. Converts to equity upon an equity offering of $400,000 or more; Holder may elect to convert to Common Stock or receive full payment upon maturity. (see above item 17)
$50,000	3.86%	April 1st, 2024	Interest waived if paid in full by due date
$185,500	5.0%	August 11, 2024	Convertible Note. Qualified Financing amount: $1,000,000. Valuation Cap: $10,000,000. Discount: 20%

Other Exempt Offerings [25]

[Disclose all other exempt offerings conducted within the past three years.]

The Company issued an aggregate of $125,000 in SAFEs on December 31, 2021 and relied on the exemptions afforded under Section 4(a)(2) of the Securities Act and the local issuer exemption of the Maryland Limited Offering Exemption in issuing the SAFEs.

The Company issued a $50,000 convertible note on October 8 2021 and relied on the exemptions afforded under Section 4(a)(2) of the Securities Act and the local issuer exemption of the Maryland Limited Offering Exemption in issuing the convertible notes.

These offerings did not have a use of proceeds.

The Company issued $185,500 through Convertible Notes on August 12, 2022 and relied on the exemptions afforded under Regulation Crowdfunding. The Use of Proceeds is as follows:

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**100,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fees	5,000	5%	12,500	5%
Net Proceeds	**95,000**	**95%**	**237,500**	**95%**
Less: Operational Expenses	47,500	50%	118,750	50%
Less: Hiring Expenses	47,500	50%	118,750	50%
Total Use of Net Proceeds	**95,000**	**95%**	**237,500**	**95%**

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company during the preceding 12 months.]

The Company entered into a loan agreement on February 20th, 2023 with the CEO, Kristal Hansley, for the amount of $172,796 due from Kristal Hansley to the Company at a simple interest rate of 3.86% due by February 1st, 2033.

The Company entered into a loan agreement on March 20th, 2023 with a minority shareholder, Annie Quarterman, for $50,000 loaned to the Company at a simple interest rate of 3.86%. Interest will be waived if the loan is paid back by April 20th, 2024.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

[Does the Company have an operating history? (Y/N)]

Yes

Current Condition and Historical Results [28]

[Describe the Company's financial condition, including liquidity, capital resources, and historical results of operations. Must cover each year for which financial statements are provided.]

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Current Condition and Historical Results [28]

1st quarter 2020- WeSolar was founded.

2nd quarter 2020- WeSolar raised $20k in friends and family round via SAFE agreement

3rd quarter 2020- WeSolar revenue was $17k from customer acquisition contracts

1st quarter 2021- WeSolar raised a friends and family round via SAFE agreement

2nd quarter 2021- WeSolar continues to market and pursue customer acquisition and development contracts

3rd quarter 2021- WeSolar continues to grow its brand via a robust marketing campaign

4th quarter 2021- WeSolar closes friends and family round and $50K convertible note from private angel investor, bringing the total funding raised to $175,000.

1st quarter 2022 - Signed contract with the University of Maryland Medical System for development of an 8 MW solar project.

2nd quarter 2022 - Began generating revenue from the University of Maryland contract as a development stipend and signed customer acquisition with two contractors representing over 100 MW worth of subscriptions.

3rd quarter 2022 - WeSolar generated revenue from Utility Advisor by obtaining customers for third party solar farms. WeSolar completed a crowdfund raise via Raise Green.

1st quarter 2023 - WeSolar entered into a $50,000 loan agreement with a minority shareholder.

2nd quarter 2023 - WeSolar expects to receive a US Bank development contribution of $110,000

3rd quarter 2023 - WeSolar is pursuing a loan from community banks and expected to receive it for an amount of between $500,000-$1,5000,000 in this quarter. The loan will be used to build the team to further the expansion of WeSolar into a full service acquisition and development company.

Statement on Liquidity

As of 12/31/2022, the Company had $107,186 in its bank account. As of this filing, WeSolar has a similar amount of cash-on–hand and expects further revenue in the short-term. WeSolar does not have other assets. WeSolar expects to pay off its debts with growing revenue.

Statement on Capital Resources

WeSolar currently does not have a cash reserve beyond the above mentioned cash, or access to other capital resources.

Financial Statements and Operation Discussion

	Most Recent Fiscal Year-end: 2022 (unaudited)	Prior Fiscal year-end: 2021(unaudited)
Total Assets:	288,391	113,782
Cash & Cash Equivalents:	107,186	31,028
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	370,988	161,100
Revenues/Sales:	211,464	29,781
Cost of Goods Sold:	229,419	80,945
Taxes Paid:	1,381	0
Net Income:	-35,920	-51,961
# Employees	2	1

dc-1132710

WeSolar's revenue has increased significantly from prior year, with associated increase in expenses as a result of increased marketing efforts and the administrative costs of growing the company. Losses were smaller than prior year, and WeSolar expects to deliver a small profit in 2023. Long Term debt has increased with the crowdfunding raise and will continue to grow in 2023 due to the need to continue to raise funds to support operating losses while the company strives to drive revenue ahead of expenses.

The Company expects to earn $10k/month from a solar project once an interconnection application on a viable solar farm site is approved. The company has received $110K in development fees from US Bank for the project.

There have been no material changes since the end of 2022 in the Company's Financial Condition

Financial Milestones

As WeSolar continues to work on developing the solar farm for the University of Maryland. By the end of 2023, WeSolar aims to identify sites for farm development and secure sites with development funds and begin community planning and engagement around the project. We are also working to fill 100 MW of customer service acquisition contracts which would translate to approximately 15,000 subscribers. WeSolar is also expanding to other states and plans to establish operations in the Illinois market by the end of 2023, that may impact subscriber organizations.

Is the Company's viability dependent on the Offering?

No it is not dependent on this offering however, this offering will help with scaling the customer acquisition revenue stream. The company is currently generating revenue $10k a month from a PPA contract.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on 12/31

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers (less than $124,000; $124,000 - $618,000; more than $1,235,000); for first-time issuers the second tier is from $124,000 - $1,235,000]

See Appendix 2.

2022 Tax Return Information

Total Income	Taxable Income	Total Tax

$218,698	$-21,798	$0

The above information is provided from the Company's most recently filed tax returns in 2022

[Mandatory Principal Executive Officer Certification Language]

I, Kristal Hansley, certify that:

(1) the financial statements of WeSolar Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of WeSolar Inc. included in this Form reflects accurately the information reported on the tax return for WeSolar Inc. filed for the fiscal year ended 2022.

DocuSigned by:

Kristal Hansley

09DE76C6E42A421...

Kristal Hansley
CEO

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 – Financial Statements

Balance Sheet

Income Statement

Notes to Financial Statements

We Solar Inc
Profit and Loss
January - December 2021
Unaudited

	Jan - Dec 2021	Jan - Dec 2020 (PY)	% Change
Income			
Sales	29,781.25	17,018.00	75.00%
Total Income	$ 29,781.25	$ 17,018.00	75.00%
Gross Profit	$ 29,781.25	$ 17,018.00	75.00%
Expenses			
Job Supplies		5,223.76	-100.00%
Operating Expense			
General & Admin Expenses			
Bank Charges & Fees	106.55		
Communication Expense	992.17	345.95	186.80%
Contractors	48,612.50		
Insurance	220.00		
Meals	2,111.58		
Shipping	38.56		
Travel	993.35	1,041.95	-4.66%
Total General & Admin Expenses	$ 53,074.71	$ 1,387.90	3724.10%
Office & Related			
Dues & Subscriptions	738.10		
Office Supplies and Expenses	666.90	1,046.38	-36.27%
Rent & Related	7,620.89		
Software	3,675.73		
Total Office & Related	$ 12,701.62	$ 1,046.38	1113.86%
Payroll & Related			
Employee Benefits	549.00		
Health Insurance	1,538.35		
Total Payroll & Related	$ 2,087.35	$ 0.00	
Professional Services			
Accounting & Financial Advisory Services	2,600.00		
Legal Services	6,000.00	3,900.00	53.85%
Total Professional Services	$ 8,600.00	$ 3,900.00	120.51%

Unaudited

	Jan - Dec 2021	Jan - Dec 2020 (PY)	% Change
Sales & Marketing			
Advertising	2,452.83		
Events	1,553.08		
Marketing		981.77	-100.00%
Merchandise	474.99		
Total Sales & Marketing	$ 4,480.90	$ 981.77	356.41%
Total Operating Expense	$ 80,944.58	$ 7,316.05	1006.40%
Total Expenses	$ 80,944.58	$ 12,539.81	545.50%
Net Operating Income	-$ 51,163.33	$ 4,478.19	-1242.50%
Other Expenses			
Depreciation	77.26		
Donations	25.00		
Taxes Paid	695.25		
Total Other Expenses	$ 797.51	$ 0.00	
Net Other Income	-$ 797.51	$ 0.00	
Net Income	-$ 51,960.84	$ 4,478.19	-1260.31%

Monday, Jan 23, 2023 01:57:31 PM GMT-8 - Accrual Basis

We Solar Inc
Balance Sheet
As of December 31, 2021
Unaudited

		Total		
		As of Dec 31, 2021	As of Dec 31, 2020 (PY)	% Change
ASSETS				
Current Assets				
Bank Accounts				
M&T Bank #9303		31,027.73	8,652.52	258.60%
Total Bank Accounts	$	31,027.73	$ 8,652.52	258.60%
Other Current Assets				
Due to/from Officer		79,370.19	-6,245.81	1370.77%
Total Other Current Assets	$	79,370.19	-$ 6,245.81	1370.77%
Total Current Assets	$	110,397.92	$ 2,406.71	4487.09%
Fixed Assets				
Computer		3,462.16	2,071.48	67.13%
Computer-Accum Depreciation		-77.26		
Total Fixed Assets	$	3,384.90	$ 2,071.48	63.40%
TOTAL ASSETS	$	113,782.82	$ 4,478.19	2440.82%
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Credit Cards				
AMEX CC		265.47		
Total Credit Cards	$	265.47	$ 0.00	
Total Current Liabilities	$	265.47	$ 0.00	
Long-Term Liabilities				
Convertible Notes				
Convertible Note 2021		50,000.00		
Total Convertible Notes	$	50,000.00	$ 0.00	
SAFE		111,000.00		
Total Long-Term Liabilities	$	161,000.00	$ 0.00	
Total Liabilities	$	161,265.47	$ 0.00	
Equity				
Retained Earnings		4,478.19		
Net Income		-51,960.84	4,478.19	-1260.31%
Total Equity	-$	47,482.65	$ 4,478.19	-1160.31%
TOTAL LIABILITIES AND EQUITY	$	113,782.82	$ 4,478.19	2440.82%

Monday, Jan 23, 2023 01:54:53 PM GMT-8 - Accrual Basis

We Solar Inc
Statement of Cash Flows
January - December 2021
Unaudited

		Total
OPERATING ACTIVITIES		
Net Income		-51,960.84
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Due to/from Officer		-85,616.00
Computer-Accum Depreciation		77.26
AMEX CC		265.47
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	85,273.27
Net cash provided by operating activities	-$	137,234.11
INVESTING ACTIVITIES		
Computer		-1,390.68
Net cash provided by investing activities	-$	1,390.68
FINANCING ACTIVITIES		
Convertible Notes:Convertible Note 2021		50,000.00
SAFE		111,000.00
Net cash provided by financing activities	$	161,000.00
Net cash increase for period	$	22,375.21
Cash at beginning of period		8,652.52
Cash at end of period	$	31,027.73

Monday, Jan 23, 2023 01:41:27 PM GMT-8

Appendix 3 – Subscription Agreement

We Solar Inc.

Subscription Agreement

Climate Impact Convertible Notes

Target Offering Amount of $100,000; Maximum Offering Amount of $250,000

5.00% Interest Rate per Year

Qualified Financing amount: $1,000,000; Discount: 20%; Valuation Cap: $10,000,000

Maturity Date: August 11, 2024 (2 years)

Minimum Investment: $100

Incremental Amounts of $100

Unsecured Convertible Debt

Offering Period: June 17, 2022 to August 11, 2022

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the We Solar Inc. Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

DC-1132606

- 2 -

1. Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") during the period from June 17, 2022 to August 11, 2022, subject to adjustment as described below (the "**Offering Period**", the last day of which is the "**Offer Close Date**") of up to $250,000 of unsecured convertible debt securities (the "**Notes**") issued by We Solar Inc., a Maryland Corporation (the "**Company**"). The Notes will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Notes and conversion into equity interests are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of Maryland (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

2. Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are allocated on a first-come, first-served basis if interest in the Offering exceeds the minimum targeted offering amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, signing this Agreement, and paying the Purchase Price.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree will be refunded to the Offeree in full (without interest).

3.   Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to North Capital Private Securities (the "**Escrow Agent**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4.   Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

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5.   Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a)   Organization and Standing

The Company is a corporation duly organized and existing under the laws of the State of Maryland and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   Authorization

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6.   Representations and Warranties of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a)   Suitability Standards

(i)   the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii)   the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii)   the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv)   any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi)   including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference;

(b)   *Disclosure of Information*

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii)   the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(c)   *Power & Authority*

(i)   if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; (B) maintains his or her principal residence in the State shown on the signature page; and (C) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms;

(d)   *No Resale; No Withholding; Manner of Offering*

(i)   the Offeree is acquiring the Subscribed Securities and the equity interests into which the Subscribed Securities are convertible for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person;

(ii)   the Offeree is not subject to backup withholding; and

(iii)   the offer to purchase the Subscribed Securities was directly communicated to the Offeree, and at no time was the Offeree presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement or any other form of general advertising, or invited to any promotional meeting, otherwise than in connection and concurrently with such communicated offer.

(e)   *Updates and Reliance*

The Offeree shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7.   Acknowledgements and Understandings of the Offeree.

(a)   *No Registration; No Reliance*

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation Maryland);

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii)   the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

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(iv)   the Subscribed Securities and the equity interests into which the Subscribed Securities are convertible are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws, there is no public market for the Subscribed Securities or the equity interests into which the Subscribed Securities are convertible, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi)   none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them;

(b)   *Transfer Restrictions*

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations; and

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   *No Cancellation*

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii)   after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9.   Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: **We Solar Inc.**

Address: **2 Wisconsin Circle, Suite 700, Chevy Chase, MD 20815**

Email: **kristal@wesolar.energy**

Attention: **Kristal Hansley**

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11.   Miscellaneous.

(a) Entire Agreement

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits, schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in Maryland and agree that venue shall lie exclusively in Baltimore County, Maryland.

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

(c) Survival

All agreements, representations, warranties, and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement, and any disposition of the equity interests that may be acquired on conversion of the Notes.

(d) Amendment and Waiver

Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the

Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing; but the failure to give such notice does not affect the validity of such amendment or waiver.

(e) Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f) Severability

If any term of provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g) Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h) Fees and Expenses

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(j) Counterparts

This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Remainder of Page Intentionally Left Blank]

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Signature Page

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the date set forth below.

By (Signature*): _____

Print Name: _____

Subscribed Securities (i.e. Principal Amount/Purchase Price) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:

Offeree Name:_____

Mailing Address: _____

_____

Email: _____

Attention: _____

Offeree's State of Residence: _____

The offer to purchase Subscribed Securities as set forth above is confirmed and accepted by the Company as to the Principal Amount set forth immediately above for a like amount to be paid by the Offeree as of the date set forth below.

We Solar Inc.

By: **_____**

Print Name: **__Kristal Hansley_____**

Title: **___CEO_____**

Issuance Date[1]: **_____**

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[1] Typically Close Date+1

Appendix 1 Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $250,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes.

Principal Payments

Subject to the terms and conditions set forth herein, the Company shall pay to the Offeree named on the signature page hereto (the "Holder") (i) on August 11, 2024 (the "Maturity Date"), all remaining outstanding amounts of the original principal amount of the Notes specified on the signature page hereto, and (ii) on any Mandatory Redemption Date the amounts specified below.

Interest Accrual and Payments

Interest on the principal amount of the Notes shall accrue from and including the Issuance Date to but excluding the date such principal amount is paid or converted, at a simple interest rate equal to five percent (5.00%) per annum, calculated based on a 365-day year for the actual number of days elapsed.

The Company shall pay accrued and unpaid interest to each Holder (i) on any Mandatory Redemption Date, and (ii) on the Maturity Date.

Mandatory Redemptions

Prior to the Maturity Date, the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Redemption") as set forth below on the date of any Event of Default (as defined below).

With respect to any Mandatory Redemption, the Company shall pay the sum of (i) the principal amount subject to such Mandatory Redemption; (ii) all accrued and outstanding interest on such principal; and (iii) a redemption premium equal to five percent (5.00%) of the amounts set forth in clauses (i) and (ii).

All Payments on Business Days

If the Maturity Date or any Mandatory Redemption Date falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day. As used herein, "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) first to interest due, and then to principal.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "Event of Default"): (i) the Company fails to pay any principal or interest due on the Notes, and such failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Conversion Into Equity

Qualified Financing. Subject to the limitations set forth under "Conversion Mechanics" below, if the Company issues and sells its equity securities ("Equity Interests") to investors while the Notes remain outstanding in any bona fide equity financing for capital-raising purposes, with total proceeds to the Company of not less than $1,000,000 (a "Qualified Financing"), then the outstanding principal amount of the Notes and all accrued and unpaid interest thereon shall automatically convert into fully paid and non-assessable Equity Interests in the Company, as provided in "Conversion Mechanics" below. Thereafter, subject to the conversion procedures set forth below, the Company shall issue to Holder the number of Equity Interests calculated as follows:

> The number of Equity Interests each Holder is entitled to receive is determined by applying a conversion price per Equity Interest equal to the lesser of (i) 80% of the established price of each Equity Interest, and (ii) an amount obtained by dividing (x) $10,000,000 by (y) the Fully Diluted Capitalization of the Company.

> "Fully Diluted Capitalization" shall mean, as of immediately prior to automatic conversion of this Note, the sum of (i) all outstanding equity interests of the Company; (ii) the equity interests of the Company directly or indirectly issuable upon conversion or exchange of all outstanding securities directly or indirectly convertible into or exchangeable for equity interests of the Company and the exercise of all outstanding options and warrants; and (iii) the equity interests of the Company reserved, but neither issued nor the subject of outstanding awards, under any equity incentive or similar plan of the Company; provided that Fully Diluted Capitalization shall not include (i) the Notes and the securities directly or indirectly issuable upon conversion or exchange of the Notes, (ii) other outstanding convertible promissory notes and any related warrants and the securities directly or indirectly issuable upon conversion or

exchange of such other outstanding convertible promissory notes and the exercise of any such related warrants, or (iii) in any automatic conversion, any securities issued in the financing, any equity interests of the Company directly or indirectly issuable upon conversion, exchange or exercise of such securities and any increase in the number of equity interests reserved for issuance under the Company's equity incentive or similar plans or arrangements in connection with the financing.

Conversion Mechanics. As promptly as practicable after the conversion of the Notes and the issuance of Equity Interests, the Company shall issue and deliver to the holder thereof a certificate or certificates evidencing the Equity Interests (if certificated), or if the Equity Interests are not certificated, shall deliver a true and correct copy of the Company's equity register reflecting the Equity Interests held by such holder. In connection with any conversion of the Notes into Equity Interests, each Holder shall deliver to the Company any documentation reasonably required by the Company (including without limitation (i) in the case of a Qualified Financing, all financing documents executed by the investors in connection with such Qualified Financing, and (ii) all other agreements among the equity holders of the Company in place at the time of such conversion). The Company shall not be required to issue or deliver the Equity Interests into which the Notes may convert until the Holder of such Notes has delivered to the Company any such documentation. No partial conversions are permitted without the prior written approval of the Company. The Company shall not be required to issue fractional Equity Interests upon conversion of the Notes; rather, if, on any conversion of the Notes, a fraction of an Equity Interest results, then at the Company's option, the aggregate number of Equity Interests issuable may be rounded up to the nearest full Equity Interest.

Change of Control

If the Company consummates a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holders in cash in an amount equal to the sum of (i) 1.5 times the outstanding principal amount of the Notes plus (ii) any unpaid accrued interest on the outstanding principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior thereto continue to represent a majority of the voting power of the surviving entity immediately thereafter; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that in all cases a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is canceled or converted, or a combination thereof.

Subordination

The indebtedness evidenced by the Notes is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the Issuance Date or thereafter incurred.

"Senior Indebtedness" means, unless expressly subordinated to or made on a parity with the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

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Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **We Solar Inc.** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 3 Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S.

Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (See Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,200, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), provided that the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5 Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c017 4/section-230.501

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